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Tanzanian Gold Announces Further Results From Drilling Below Pit Bottom Highlights Include 63m @ 4.8 g/t Au incl 22m @ 9.3 g/t Au that incl 2m @ 31.1 g/t Au

FOR IMMEDIATE RELEASE June 6, 2019

TORONTO, June 6, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation’s, (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce results from the third hole, Hole L19-2, of the Phase II drilling program. The objective of Phase II is to identify gold mineralization in the range of 50 to 200m below the pit bottom of the open pit that is the basis of the 43-101 compliant Prefeasibility Study dated June 26,2018. The two previous drill holes in Phase II are Holes 13-3 and U22-1. All three holes have encountered significant mineralized widths that include notable intersections of high grade.

Notable intercepts in the third hole are:

Hole L19-2

•

63.0m grading @ 4.8 g/t Au from 357m to 420m; including

o

1.0m grading @ 7.4 g/t Au starting at 360m,

o

4.0m grading @ 5.9 g/t Au starting at 369m,

o

22.0m grading @ 9.3 g/t Au starting at 387m; including

▪

6.0m grading @ 18.9 g/t Au that includes 2.0m grading @ 31.1 g/t Au

The intersections reported here are a down-hole length and may not represent true width but the true width is estimated to be 50 – 60%.

Mr. Jim Sinclair, Chairman (TRX) commented, “ The systematic drilling we are doing below the pit bottom has, to date, yielded exceptionally robust results " noted Mr. Sinclair " we will be using these results to help us formulate a Phase III program that will, in part, be directed at  testing what we are calling the Ultra-Deep."  Mr. Sinclair went on to state that "We will also soon be doing a sophisticated program of down - the - hole geophysics to expand our Resource Geological model and better identify drill targets for Phase III."

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.    Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements”  within  the  meaning  of  the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.